UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-35224

Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen, 518000

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xunlei Limited Further Amended its 2020 Share Incentive Plan and Transferred 30% Equity Interests in Shenzhen Onething for Purposes of Share Incentive Awards

On April 26, 2024, the board of directors (the “Board”) of Xunlei Limited (the “Company”) further amended and restated its amended and restated 2020 share incentive plan, which was approved and adopted by the Board on June 30, 2020 and amended on March 13, 2023, to expand the existing award pool of 46,561,200 common shares by additional 14,964,145 common shares. Upon the amendment, the expanded award pool under the second amended and restated 2020 share incentive plan of the Company consists of 61,525,345 common shares. The additional 14,964,145 common shares available for future grant of awards are from the 2,992,829 American depository shares (the “ADSs”) repurchased by the Company under the share repurchase program adopted by the Company in March 2023. Each ADS represents five common shares of the Company.

In addition, on April 26, 2024, the Board resolved to adopt an employee share incentive plan for Shenzhen Onething Technologies Co., Ltd. (“Shenzhen Onething”), a wholly owned subsidiary of Shenzhen Xunlei Networking Technologies, Co., Ltd. (“Shenzhen Xunlei”), the variable interest entity whose financial results have been consolidated in our consolidated financial statements in accordance with U.S. GAAP. For purposes of future share issuance under the newly established share incentive plan of Shenzhen Onething, the Board further resolved to transfer 30% of the equity interests in Shenzhen Onething directly held by Shenzhen Xunlei to certain plan participants or share incentive awards holding platforms at nominal costs. After such transfer, Shenzhen Xunlei still holds 70% equity interests in Shenzhen Onething.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou
Name:	Naijiang (Eric) Zhou
Title:	Chief Financial Officer

Date: April 30, 2024